February 7, 2007

VIA EDGAR

Mr. Robert S. Littlepage
Accountant Branch Chief
Mail Stop 3720
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             UTStarcom, Inc.
Item 4.02 Form 8-K
Filed February 2, 2007
File No. 000-29661

Dear Mr. Littlepage:

This letter responds to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) in its letter dated February 2, 2007 related to the Item 4.02 Current Report on Form 8-K filed by UTStarcom, Inc. (the “Company”) on February 2, 2007. Thank you for pointing us to the SEC guidance contained in a “Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants” posted on the SEC’s website. We are aware of this guidance as well as that provided in the Chief Accountant’s September 19, 2006 letter that also applies to restatements for errors discovered in accounting for stock options. The following responses are provided to your inquiries. For ease of reference, we have repeated the Staff’s comment in the comment letter in bold type and followed the comment with the Company’s response.

1.                                      We note that you intend to file restated financial statements. Please confirm that you intend to comply with the guidance recently released by the staff... and tell us how, and when, you will file them.

We confirm our intention to comply with the guidance in the Staff’s letter of January 20, 2007 and the Chief Accountant’s letter of September 19, 2006 in filing restated financial statements with the Commission. We expect we will include restated financial statements and related information in our Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) because the restatement information will likely not be available prior to the availability of other information required for the 2006 Form 10-K. As reported in our Current Report on Form 8-K filed on February 2, 2007, the review of stock option matters being conducted by the Nominating and Corporate Governance Committee of the Company’s Board of Directors (the “Governance Committee”) is ongoing. The Governance Committee is making every effort to complete its investigation, and the Company will make every effort to file its restated financial statements, as soon as practicable after the completion of the review.

In connection with our responses to the Staff’s comments in its letter dated February 2, 2007, we acknowledge:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Robert S. Littlepage	February 7, 2007
United States Securities and Exchange Commission	Page 2

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by file-stamping the additional copy of this letter with the date of receipt and returning it to the undersigned in the envelope provided for your convenience.

Please call the undersigned at (510) 769-2890 if you should have any further comments or questions concerning this matter.

Sincerely,
/s/ Francis P. Barton
Francis P. Barton
Executive Vice President and Chief Financial Officer